SUPPLEMENT Dated May 4, 2009
To The Current Prospectus

Empire PrimElite

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

*This supplement updates the prospectus, **effective May 1, 2009**. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

The following investment portfolios are now available under your Contract:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Investors Trust		
ING International Index Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.

The following is added to the prospectus to reflect changes in Fund names:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Van Kampen Real Estate Portfolio	ING Clarion Real Estate Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING Legg Mason Value Portfolio	ING Growth and Income Portfolio II
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio	ING Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio	ING Index Plus SmallCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP MidCap Opportunities Portfolio	ING MidCap Opportunities Portfolio

The following name changes apply to the investment portfolios that are currently closed to new investments:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio

Empire PrimElite

**Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B**

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Oppenheimer Main Street Portfolio®	ING Russell™ Large Cap Index Portfolio

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

GoldenSelect DVA Plus NY

**Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B**

> *This supplement updates the prospectus, __effective May 1, 2009__. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

The following investment portfolios are now available under your Contract:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Investors Trust		
ING International Index Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell™ Large Cap Index Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio (Class S)	**Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.

The following is added to the prospectus to reflect changes in Fund names:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Julius Baer Foreign Portfolio	ING Artio Foreign Portfolio
ING BlackRock Global Science and Technology Portfolio	ING BlackRock Science and Technology Opportunities Portfolio
ING Van Kampen Real Estate Portfolio	ING Clarion Real Estate Portfolio
ING Global Real Estate Portfolio	ING Clarion Global Real Estate Portfolio
ING Columbia Small Cap Value II Portfolio	ING Columbia Small Cap Value Portfolio
ING Legg Mason Value Portfolio	ING Growth and Income Portfolio II
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio	ING Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio	ING Index Plus SmallCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP MidCap Opportunities Portfolio	ING MidCap Opportunities Portfolio
ING PIMCO Core Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Lehman Brothers U.S. Aggregate Bond Index Portfolio	ING U.S. Bond Index Portfolio

The following name changes apply to the investment portfolios that are currently closed to new investments:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING Opportunistic Large Cap Value Portfolio	ING Opportunistic Large Cap Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio

SUPPLEMENT Dated May 4, 2009
To the Current Prospectus

GoldenSelect DVA Plus NY

Issued By ReliaStar Life Insurance -Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

NOTICE OF REORGANIZATIONS

Effective after the close of business on or about July 17, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING JPMorgan Value Opportunities Portfolio	ING Russell™ Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio®	ING Russell™ Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell™ Large Cap Growth Index Portfolio

Effective after the close of business on or about August 7, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING AllianceBernstein Mid Cap Growth Portfolio	ING Russell™ Mid Cap Growth Index Portfolio
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio
ING Opportunistic Large Cap Growth Portfolio	ING Opportunistic Large Cap Portfolio

Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.